June 15, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Larry Spirgel

Re:	Clear Channel Communications, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2006, filed March 1, 2007
File No. 1-09645

Form 10-Q for Fiscal Quarter Ended March 31, 2007
File No. 1-9645

Dear Mr. Spirgel:
     This letter is in response to the Staff’s comments to the Company by its letter dated May 23, 2007 relating to the above-referenced Forms 10-K and 10-Q.
     EITF Topic D-101 and FAS 142 require goodwill to be tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (component). An operating segment is defined in ¶10 of FAS 131. One element of this definition is that operating results of an operating segment are regularly reviewed by the Company’s Chief Operating Decision Maker (CODM). As noted in the Company’s letter of May 15, 2007, the Company’s CODM is its Chief Executive Officer. A component of an operating segment is a reporting unit for which discrete financial information is available and regularly reviewed by segment management. As noted in the Company’s letter dated April 10, 2007, it has determined that the segment manager for its radio broadcast segment is its President and CEO — Clear Channel Radio (Radio CEO or segment manager). Two or more components shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. The qualitative and quantitative factors to consider in determining if components display similar economic characteristics are described in ¶17 of FAS 131 and EITF Topic D-101. The Company determined that the discrete financial information provided to its Radio CEO on a regular basis is a forecast report, referred to herein as the flash report. This report is provided every two weeks.

Securities and Exchange Commission
June 15, 2007

     The following is a schematic overview of the radio segment’s management hierarchy:

President and CEO - Radio (Segment Manager)
EVP — East	EVP — Central	EVP — West
SVPs	SVP	SVPs
RVPs		RVPs
     The discrete financial information in the flash report is presented by region. The Company uses the term region to describe the East, Central and Western geographic regions, which each are managed by an Executive Vice President (EVP). Underneath each EVP is a roll-up of the operating results of each Senior Vice President (SVP) and Regional Vice President (RVP). The Company’s three EVPs are accountable for the operating results for either the East, Central or Western regions. The EVPs are responsible for the SVPs and RVPs in their regions.
     As discussed in ¶30 of FAS 142, a reporting unit is an operating segment or one level below an operating segment (component). The components one level below the Radio operating segment are the East, Central and Western geographic regions. These components are managed by the EVPs. The Radio CEO manages the radio broadcast segment through regular discussions with the EVPs of their respective East, Central and Western regions. Therefore, the Company determined that these three regions are the components of its radio segment and aggregated these components into a single reporting unit for purposes of impairment testing. The Company determined that aggregation was appropriate based on the qualitative similarities discussed in the Company’s letter to the Staff dated April 10, 2007. The Company’s quantitative measure of similar economic performance is its operating income before depreciation, amortization and non-cash compensation (OIBDAN) margins. The Company determined that these margins are similar as disclosed in the letter dated April 10, 2007.
     Additionally, the Company has provided the following responses to the Staff’s comments. These responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Note A — Intangible Assets, page 64
We note your response to prior comment 1 and your previous response to comment 1 in our letter dated March 28, 2007. We have the following comments:
1.	Tell us what level of discrete financial information is available and regularly reviewed by the segment manager for your radio broadcasting segment. Does the President and CEO of Clear Channel Radio review information at the geographic level, cluster level, market level or radio station level? Also, please clarify for us the difference between the cluster level and market level.

The Company determined that the Radio CEO is the radio segment manager based on the guidance in EITF Topic D-101 and ¶14 of FAS 131. The Radio CEO is directly accountable

Securities and Exchange Commission
June 15, 2007

to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts and plans for the segment.

¶30 of FAS 142 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the segment manager regularly reviews the operating results of that component. Discrete financial information must be sufficiently detailed to allow the segment manager to make decisions.

The key metric that the Company uses to manage its radio operations is operating income before depreciation, amortization and non-cash compensation (“OIBDAN”). The Radio CEO regularly receives a report showing OIBDAN, which is the Company’s discrete financial information used for making operating decisions and allocating resources among its geographic regions. The Radio CEO regularly reviews the OIBDAN results at the EVP level. The segment manager holds the EVPs accountable for the operating results within each geographic region and has regular conversations with the EVPs to discuss the operating results of their regions.

The Company uses the term cluster to identify a combined group of markets that are managed by an EVP, SVP or RVP. RVPs are responsible for a cluster of markets and report to SVPs. SVPs are responsible for their own clusters as well as the RVPs reporting to them. EVPs are responsible for the largest cluster in their region as well as the SVPs and RVPs. Each of the EVPs is directly accountable to and maintains regular contact with the Radio CEO to discuss operating activities, financial results, and forecasts for his or her region. Regular review of the segment is performed by the segment manager through discussions with the EVPs. While discrete financial information is available at the cluster level, the segment manager holds the EVPs accountable for the performance of all the stations in their regions. According to EITF Topic D-101, the Board’s intent is that reporting units should reflect the way an entity manages its business.

2.	If financial information is provided to your President and CEO of Clear Channel Radio at a level below the geographic region level, including Western, Central and Eastern, tell us whether each of the components at that level continue to exhibit similar economic characteristics including long-term financial performance. Describe in detail what information you analyze to make the determination. Also, tell us the profit margin of each component business for fiscal 2006, 2005 and 2004.

The financial report containing OIBDAN is the flash report, which is presented for each of the Company’s three regions by Executive Vice President (EVP), with a roll-up of the operating results of each Senior Vice President (SVP) and Regional Vice President (RVP) underneath each EVP. The segment manager receives this information twice a month.

OIBDAN information is also available at the market level. However, the segment manager does not regularly review discrete financial information at this level. The segment manager

Securities and Exchange Commission
June 15, 2007

reviews discrete financial information at the market level only when he is aware of certain situations in a market that warrant his attention. Generally, these include financial issues, programming issues, issues where a competitor is spending marketing dollars on a specific format to lure listeners away from one of the Company’s stations with the same format, during the creation of the annual budget, or when he is visiting the market for potential review. The segment manager does not regularly review information at the market level. For example, the segment manager does not receive OIBDAN information every two weeks for the New York market. OIBDAN for the New York market would only be reviewed by the Radio CEO for the reasons noted above.

The Radio CEO receives quarterly actual OIBDAN for the current quarter and year-to-date to present to the Board of Directors. This information is presented as follows: the Company’s 10 largest markets are aggregated, the next 11 - 25 are aggregated, 26 - 50 are aggregated, 51 - 100 are aggregated, 101 - 150 are aggregated, 151 through 200 are aggregated and all remaining markets outside the 200 largest are aggregated. The Company’s segment manager does not review this information other than quarterly. Therefore, the Company does not deem this information as reviewed regularly. Additionally, the Radio CEO does not use this report to manage the business.

¶30 of FAS 142 requires that two or more components of an operating segment be aggregated and deemed a single reporting unit if the components have similar economic characteristics. The company reviewed the qualitative factors and quantitative factors listed in ¶17 of FAS 131 and EITF Topic D-101 to determine whether the Radio segment’s East, Central and Western regional components had similar economic characteristics. The qualitative factors the Company considered were discussed in its letter dated April 10. Some of the factors discussed in that letter were: (i) the nature of its services, (ii) the nature of its production processes, (iii) the types of customers for its products, (iv) the methods to distribute its products, (v) the nature of the regulatory environment, (vi) the sharing of resources between its regions and whether the regions benefit from common research and development projects. These are more fully described as follows:
(i) The Company’s services are selling radio advertisements on its radio stations. The advertisements are primarily sold in 15, 30 and 60 second spots. The Company’s services do not vary across its regions.
(ii) The Company’s product is to provide entertainment content on its radio stations and websites to attract a listening audience. The Company then sells advertisements on its radio stations or websites so advertisers can reach these audiences. The Company’s production process consists of determining what types of content to air that will complement its other formats and provide the largest listening audience. Radio station formats, for example country, adult contemporary, soft rock, newstalk, etc., are similar across its regions.
(iii) The primary customers for the Company’s services are media buying agencies for both local and national advertisers. The rates the Company charges these agencies for

Securities and Exchange Commission
June 15, 2007

its advertising spots are determined primarily by the size of the audience listening to the radio station as measured by Arbitron. These customers and the audience measurement service are consistent across the Company’s regions.
(iv) The Company uses the same delivery methods to distribute its product across its regions. These delivery methods consists of a common on-air music scheduling system, Viero (the Company’s traffic, billing, accounts receivable management and management reporting tool) and a single entity for developing the radio station’s websites. Towers and transmitters are used to broadcast the signals of the products and are maintained locally with oversight from a centralized engineering function. The head of the engineering function reports directly to the Radio CEO.
(v) The regulatory environment is the same across each of the Company’s regions. The Company’s radio broadcasting is regulated by different national governmental agencies, primarily the FCC and FAA. All technical regulatory filings made on behalf of the segment’s radio stations with the FCC, FAA and other regulatory agencies are made by a team based in Tulsa, Oklahoma.
(vi) The sharing of resources and programming across the Company’s regions include: the use of branded formats, voice tracking, program development, an internal creative website, the CCOMR, HD radio initiative, and the creation of the management tools in Viero that allow the Radio CEO to track the radio segment’s inventory utilization and average unit rate, which was not possible on the same scale prior to Viero.
Finally, the Company supplied the OIBDAN margins by region in its response letter dated April 10, 2007. The Company believes that the similarity of the margins, coupled with the qualitative factors discussed in this letter and the letter dated April 10, 2007 allow the Company to conclude that aggregation of its regions into a single reporting unit for purposes of testing goodwill for impairment is appropriate.

3.	It is unclear to us why you believe it is appropriate to aggregate your components, whether at the geographic region level or cluster/market level.

The guidance in EITF Topic D-101 states that reporting units should reflect the way an entity manages its segment. Additionally, ¶30 of FAS 142 states that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Additionally, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. As discussed above, the Radio CEO regularly reviews discrete financial information at the Eastern, Central and Western region level. Therefore, the Company concluded that each of these regions was a component. Aggregation of the components was appropriate as each displays similar economic characteristics.

In this regard we note the following:

Securities and Exchange Commission
June 15, 2007

•	Your 1,176 radio stations in over 300 markets are divided into three geographic regions, the Western, Central and Eastern, with an executive vice president responsible for each region. Also, each executive vice president has individuals responsible for certain clusters and markets within the region reporting to them.

As discussed, the Radio CEO is the segment manager for radio. The segment manager regularly reviews discrete financial information at the EVP level. Each regional EVP is responsible for the RVPs and SVPs in their regions. Each EVP is directly accountable to and maintains regular contact with the segment manager to discuss operating activities, financial results, and forecasts for their region. As noted above, the East, Central and Western geographic regions are the components one level below the Radio operating segment.

•	A significant amount of the segment’s revenues are generated from local advertising, while only 20% of the segment’s 2006 revenue was derived from national advertising. This shared national advertising does not appear significant enough to support aggregation.

As discussed in the response letter dated April 10, the Company believes that 20%, or approximately $679 million, of its revenue is a significant characteristic of economic similarity because it is able to have one sales force sell advertisements across its markets to a single advertiser. The Company believes that the use of a single sales force is one consideration which indicates similarity of the type of customer and services the Company offers.

•	It appears that a significant portion of your radio operations is comprised of local programming. Further, there does not appear to be any one program that is shared across all cluster/market levels or radio stations. For example, we understand that the Rush Limbaugh program is only broadcast on approximately 13% of your radio stations. This share national programming also does not appear to support aggregation.

As discussed above, the product that the Company’s radio stations deliver is entertainment content. This is delivered through different formats: newstalk, country, adult contemporary, soft rock, etc. These formats are similar across the Company’s regions. The Company chooses the particular types of formats to use in a market in order to reach the largest possible listening audience. The local programming consists of local news breaks and the DJs discussing local events, which is a smaller part of the content that is broadcast on the Company’s radio stations. The formats are interchangeable across the Company’s radio stations. For instance, the Company can change the format broadcast on a radio station overnight if it believes there is an economic or operating need to do so.

The distribution of the Rush Limbaugh program appears small in relation to the Company’s total stations. However, the Rush Limbaugh program is created to reach

Securities and Exchange Commission
June 15, 2007

audiences on newstalk formats. Rush is broadcast on approximately 94% of the Company’s newstalk channels.

•	Radio stations in each of your markets share physical assets. Thus, there does not appear to be a sharing of physical assets, such as facilities and radio broadcast equipment, at the geographic region level or cluster level.

Although each market has its own distinct physical assets, the responsibility for overseeing the maintenance, improvement and infrastructure that delivers the Company’s product and services is maintained as part of a centralized engineering function reporting to the Radio CEO. In addition, all of the Company’s radio stations utilize the same music scheduling, traffic systems, billing and management reporting systems. As discussed, the Radio CEO does not regularly review discrete financial information at the market level.

•	It appears that your decision to acquire or dispose of radio stations is based on each of the segment’s markets. In this regard, we note your sale and agreements to sell 105 radio stations as of March 31, 2007, and your planned sale of an additional 343 radio stations. This appears to support that goodwill is recoverable from a level below the radio operating segment, or reporting unit, level.

The Company is selling multiple markets to individual buyers. None of the buyers are interested in buying a single station. The value at the market level is the FCC license. However, the Company does not believe that because it is selling its FCC licenses that this indicates goodwill is recoverable at a level below the regional level. ¶39 of FAS 142 requires that when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. Therefore, anytime a portion of a reporting unit is sold, goodwill has to be allocated to it but this does not indicate that goodwill is recoverable at a lower level.

•	Your analysis that the sharing of corporate resources or other centralized operations does not appear sufficient enough to support aggregation. For example, we note that there is a general manager responsible for each market, accounting transactions are performed at the local level, and your field technical services are segregated by regions.

As discussed, the segment manager regularly reviews discrete financial information at the EVP region level. The segment manager does not regularly review discrete financial information at the market level.
4.	Tell us whether you have goodwill allocated to your international radio operations, how much is allocated to it, the level that you test the goodwill and why.

Securities and Exchange Commission
June 15, 2007

The Company’s international radio operations consist of less than majority owned investments in Mexico, Australia and New Zealand. The Company accounts for these operations as equity method investments under the guidance in APB 18. No goodwill has been allocated to these investments.
* * * *
In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays President and Chief Financial Officer